Exhibit 99.2

RIVERPLACE APARTMENTS
LIMITED PARTNERSHIP

HOLYOKE, MASSACHUSETTS

DECEMBER 31, 2003 AND 2002

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEARS ENDED DECEMBER 31, 2003 AND 2002

JOSEPH D. KALICKA AND COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
330 WHITNEY AVENUE SUITE 350  HOLYOKE, MASSACHUSETTS 01040
TEL. (413)536-8510  FAX (413)533-8399

55 FEDERAL STREET po Box 628 GREENFIELD, MASSACHUSETTS 01302
TEL. (413) 774-7555  FAX (413)774-7244

INDEPENDENT AUDITORS’ REPORT

To the Partners of
Riverplace Apartments Limited Partnership
Holyoke, Massachusetts

We have audited the accompanying balance sheet of Riverplace Apartments Limited Partnership as of December 31, 2003, and the related statements of operations, partners’ capital, and cash flows for the year then ended.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The 2002 financial statements and supplemental information were audited by Joseph D. Kalicka & Company, LLP, whose report dated January 17, 2003 expressed an unqualified opinion on those financial statements.  On January 1, 2004, Joseph D. Kalicka & Company, LLP and Meyers Brothers, P.C. merged and became Meyers Brothers Kalicka, P.C.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverplace Apartments Limited Partnership as of December 31, 2003, and the results of operations, partners’ capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The additional information included in this report (shown on pages 17 and 18) is presented for the purpose of additional analysis and is not a required part of the basic financial statements.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph D. Kalicka and Company, LLP
Certified Public Accountants

Holyoke, Massachusetts
January 14, 2004

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current assets:
Cash	$49,656	$95,666
Restricted cash-grants	—	—
Tenants’ rents receivable, net	7,009	10,514
Tenants’ rent subsidies receivable, net	50,446	5,146
Receivables-affiliate	—	—
Prepaid expenses	—	—

Total current assets	107,111	111,326

Tenants’ security deposits held in trust	16,322	16,187

Restricted deposits and funded reserves:
Reserve for replacements	16,499	50,843

Rental property; at cost:
Land	175,260	175,260
Building and improvements	6,604,141	6,604,141
Personal property	348,408	309,705

	7,127,809	7,089,106
Less-accumulated depreciation	(2,861,097)	(2,659,585)

Rental property, net	4,4266,712	4,429,521

Deferred financing costs, net	29,315	31,269

Total Assets	$4,435,959	$4,639,146

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
BALANCE SHEETS
DECEMBER 31, 2002 and 2001

LIABILITIES AND PARTNERS’ CAPITAL

	2003	2002

Current liabilities:
Current portion of mortgage note payable	$3,695,488	3,791,537
Accounts payable	—	12,524
Unexpended grant reimbursements	—	—
Payables-affiliates	34,265	—
Accrued mortgage interest payable	30,796	31,596
Accrued expenses-other	8,200	78,041
Prepaid rents	21,461	27,222

Total current liabilities	3,790,209	3,940,920

Tenants’ security deposits liability	15,557	16,545

Long-term liabilities:

Mortgage note payable, less current portion	—	—
Accrued fees payable-affiliate	77,000	71,500

Total long-term liabilities	77,000	71,500

Total liabilities	3,882,766	4,028,965

Partners’ capital	553,193	610,181

Total liabilities and partners’ capital	$4,435,959	$4,639,146

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2003	2002
Income:
Rents	$1,132,872	$1,082,657
Less-vacancy losses	23,457	20,244

	1,109,415	1,062,413
Interest income	557	1,459
Other	11,661	11,677

	1,121.632	1,075,549

Expenses
Administrative	78,725	72,447
Utilities	223.995	196,211
Management fee-affiliates	67,071	64,010
Operating and maintenance	128,397	103,007
Taxes	23,953	22,820
Insurance	66,022	83,016
Interest	381,491	383,525
Depreciation and amortization	203,466	199,856

	1,173,120	1,124,892

Loss before mortgagor entity expense	(51,488)	(49,343)

Mortgagor entity expense:
Partnership reporting fee-affiliate	(5,500)	(5,500)

Net loss	$(56,988)	$(54,843)

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
STATEMENT OF PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2003 AND 2002

	General Partner	Limited Partner	Total

Balance (deficiency), January 1, 2002	$(127,038)	$792,062	$665,924

Net loss for year	(548)	(54,295)	(54,843)

Balance (deficiency), December 31, 2002	(127,586)	737,767	610,181

Net loss for year	(570)	(56,418)	(56,988)

Balance (deficiency), December 31, 2003	$(128,156)	$681,349	$553,193

Percentage interest at December 31, 2003 and 2002	1%	99%	100%

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flow from operating activities:
Net loss	$(56,988)	$(54,843)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	201,512	197,902
Amortization of deferred costs	1,954	1,954
Provision for bad debts	(11,356)	17,090
Gain on involuntary conversion	5,500	5,500
Mortgagor entity expense
Changes in
Tenants’ rents receivable	15,752	(18,082)
Tenants’ rent subsidies receivable	(46,191)	41,220
Receivables-affiliate	—	631
Prepaid expenses	—	16,052
Accounts payable	(12,524)	(22,149)
Payables-affiliates	34,264	(14,142)
Accrued mortgage interest payable	(800)	(725)
Accrued expenses-other	(69,841)	35,256
Prepaid rents	(5,761)	4,802
Tenants’ security deposits	(135)	(311)
Tenants’ security deposit liabilities	(988)	253

Net cash provided by operating activities	54,398	210,408

Cash flows from investing activities:
Purchase of rental property	(38,703)	(21,128)
Reserve for replacements funded, Including interest earned	(21,494)	(22,259)
Reserve for replacement releases	55,838	19,386
Decrease in restricted cash-grants	—	(8,285)
Increase in unexpended grant reimbursements

Net cash used in investing activities	(4,359)	(32,286)

The accompanying notes are an integral part of these financial statements

	2003	2002

Cash flows from financing activities:

Payments on mortgage note payable	$(96,049)	$(86,945)

Net increase (decrease) in cash	(46,010)	91,177

Cash, beginning of year	95,666	4,489

Cash, end of year	$49,656	$95,666

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$382,291	$384,659

The accompanying notes are an integral part of these financial statements

RIVERPLACE APARTMENTS LIMITED PARTNERSIHP

NOTES TO FINANCIAL STATEMENTS

 DECEMBER 31, 2003 AND 2002

1.               ORGANIZATION

Riverplace Apartments Limited Partnership (“the Partnership”), organized as a Massachusetts Limited Partnership on February 29, 1988, was formed to acquire and operate an affordable residential apartment complex consisting of 100 units located at various scattered locations in Holyoke, Massachusetts (“the Property”) as follows: 298, 300, 302, 304 Chestnut Street; 294, 298 Elm Street; 82, 82 1/2 R. Clemente Street; 44 Lyman Street; 22, 24 Northeast Street; 532 South Bridge Street; 527 South Summer Street; and 177, 183, 185 West Street.  The project is currently operating under the name Riverplace Apartments Limited Partnership.  The Partnership Agreement was last amended and restated on September 1, 1988.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Method of accounting:

The financial statements of the Partnership have been prepared on the accrual basis of accounting, consistent with accounting principals generally accepted in the United States of America.

Rental income:

Rental income is recognized under the operating method as the rentals become due.  Rental payments received in advance are deferred until earned.  Residential units are principally on short-term leases.

Tenants’ rents and subsidies receivable:

On a periodic basis, the Partnership evaluates its receivable balances and establishes an allowance for doubtful accounts.  Tenant rent allowances are based upon tenant account balances greater than 60 days outstanding.  Rent subsidy allowances are based upon tenant move-out dates.

A tenant receivable is considered past due if payments have not been received by the Partnership within 11 days.  At that time, the Partnership issues a 14-day notice of eviction to the tenant concerning past due rents.  If collection does not occur after the 14-day period court proceedings begin.  Accounst are written off as uncollectible if no payments are received at the conclusion of these proceedings.  For the years ended December 31, 2003 and 2002, an allowance of $6,704 and $18,951, respectivley, was deemed necessary by management for tenants’ rent receivable.

A subsidiy receivable is considered past due if payments have not been received by the Partnership within 30 days.  At that time, the Partnership contacts the apporpriate agency and attempts to collect the subsidy payments.  Accounts are written off as uncollectible if no payments are received at the conclusion of these procedures.  For the years ended December 31, 2003 and 2002, and allowance of $34,691 and $33,800, respectively, was deemed necessary by management for tenants’ rent subsidies receivable.

Rental property:

Rental property recorded at cost.  Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 40 years for buildings, 12 years for certain improvements and 3 to 15 years for personal property using both straight-line and accelerated methods.  For federal income tax purposes, depreciation is being calculated using the Modified Accelerated Cost Recovery System (MACRS).  Depreciation expense for the years ended December 31, 2003 and 2002 was $201,512 and $197,902, respectively.

Improvements to rental property are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.  Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation.  The resulting gains and losses are reflected in the statement of operations.

Deferred financing costs:

Deferred financing costs of $58,627 consist associated with obtaining the mortgage on the Property.  These costs are being amortized on a straight-line basis over the life of the related debt, 30 years.  Amortization expense for December 31, 2003 and 2002 was $1,954. Estimated amortization expense totals of $1,954 for the next five years.

Income taxes:

Federal and state income taxes are not included in the accompanying financial statements because these taxes, if any, are the responsibility of the individual Partners.

The Project received low-income housing tax credits for a ten-year period, through December 31, 1999.  Provisions of the tax credit legislation restrict occupancy of all 100 apartments to qualified low-income tenants for a fifteen-year period, expiring in 2004.  Recapture provisions of the legislation could result in a required repayment by the partners of a portion of the tax credits if relevant provisions are not adhered to. (See Note 9)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

3. PARTNERS’ CAPITAL CONTRIBUTIONS:

The general partners of the Partnership are Mark A. Berezin, Herbert G. Berezin, and Stephen L. Berezin.  As of December 31, 2003 and 2002, the general partners have made aggregate capital contributions of $3.

The investment limited partner of the Partnership is American Affordable Housing II Limited Partnership.  As of December 31, 2003 and 2002, the investment limited partner has made capital contributions of $2,186,118.

4. ALLOCATION OF BENEFITS:

In accordance with the Partnership Agreement, as last amended, all profits and losses from operations and tax credits are allocated as follows:

Investment Limited Partner	99%
General Partners	1

100%

Distributable cash flow is defined in the Partnership Agreement, as last amended, to include all profits and losses of the Partnership from operating activities subject to the following adjustments:

(a) Depreciation of rental property and amortization of deferred costs shall not be deducted;

(b) Mortgage principal payment shall be deducted;

(c) Payments to reserves for working capital needs, improvements, replacements and any other contingencies shall be deducted;

(d) Amounts paid for capital expenditures shall be deducted, unless paid from a replacement reserve or funded through insurance;

(e) Proceeds from a capital transaction shall not be included;

(f) Any rent or interest subsidies received shall be included;

(g) Certain fees to the General Partners and others, as defined in the Partnership Agreement, shall not be deducted;

(h) The reporting fee shall be deducted only when and to the extent paid; and

(i) Deposits to or releases of funds, letters of credit or other security (and the interest, if any, thereon) provided in connection with any mortgage by the General Partners and their affiliates shall not be included.

Distributable cash flow from operations shall be applied, subject to governmental agency and lender approvals (if required), as follows (all terms are as defined in the Partnership Agreement, as last amended):

(a) First, to the repayment of Subordinated Loans and interest thereon;

(b) Second the balance there of shall be distributed 5O% to the Investment Limited Partner and 5O% to the General Partners.

Distributable cash flow from operations in respect to any fiscal year may not exceed such amounts as governmental agency regulations and lender regulations permit to be distributed.  Further, the Partnership Agreement provides that until September 1, 2003 all distributable cash flow from operations be paid into a reserve account to fund the costs of paying increased debt service on the Partnership’s mortgage note due to interest rate increases and the costs of refinancing the mortgage as may be applicable.  No reserve account was required to be established and the time period for this commitment has expired.

Profits from a capital transaction, as defined in the Partnership Agreement, as last amended, are allocated to the partners as follows:

(a) First, to restore the negative capital accounts of all partners to zero in proportion to each partner’s negative capital account balance;

(b) Second to the partners to the extent of their invested amounts not previously distributed and

(c) Third the balance, if any, of such profits shall be allocated, 50% to the investment Limited Partner and 50% to the General Partners.

Losses from a capital transaction are allocated to the partners as follows:

(a)First, losses shall be allocated to all partners having positive capital accounts until their capital accounts have been reduced to zero; and

(b) Second, the balance of such losses shall be allocated to the General Partners.

5. MORTGAGE NOTE PAYABLE:

The mortgage note payable consists of a note in the original amount of $4,500,000, dated March 11, 1988 and last amended on May 23, 1989. In February, 1998, the bank transferred the loan servicing to Regency Savings Bank, who subsequently purchased the note.

The note is secured by the real estate and related personal property of the Partnership and an assignment of rents and leases.  Interest is currently payable on the note at a rate of 10% per annum.  This rate was fixed at the conversion date (August 1, 1989), as defined in the loan agreement.  The lender has the right to adjust the interest rate every three years subsequent to the conversion date to a rate that is equal to 2 1/2% per annum above the three year Treasury note rate in effect on the interest rate adjustment dates.  The next scheduled interest rate adjustment date is August 1, 2004.  Based upon the current interest rate, the note requires monthly installments of principal and interest of $39,240.  The note matures on July 1, 2029.  However, the lender has the right to demand repayment of the loan in full on September 19, 2003, which is the date fifteen years following the execution of the first Housing Assistance Payments contract for the Property. The mortgage note may be prepaid by the Partnership without premium or penalty, and management may pursue this option.

The lender has the right to demand repayment, but if no demand is made, the aggregate principal maturities on the mortgage loan for each of the next five years, based on the current effective interest rate, are as follows:

Year	Amount
2004	106,107
2005	117,217
2006	129,492
2007	143,051
2008	158,030

The liability of the Partnership under the mortgage note is limited to the underling value of the real estate collateral plus any amounts that may be deposited with the lender.

6. RENTAL HOUSING ASSISTANCE AGREEMENT:

The Partnership has contracts with the Housing Authority of the City of Holyoke, Massachusetts to receive HUD Section 8 rental assistance funds for the benefit of qualified tenants.  The program restricts assistance to those who meet certain HUD established criteria including maximum income limitations.  The Housing Authority is responsible for determining tenant eligibility for participation in the program.  This Housing Assistance Payments (“HAP”) contract was awarded in stages covering all 100 apartment units and it expires in corresponding stages from September 19, 2003 through March 20, 2004.  Currently, management is in the process of obtaining an extension of the subsidiary contracts.  The rental income that is provided by these contracts is necessary to operate the property.  During the years ended December 31, 2003 and 2002, rental assistance income recognized under the contract amounted to $885,030 and $905,791 respectively.

7. TRANSACTIONS WITH RELATED PARTIES:

Marken Properties, Inc. (“Marken”), an affiliate, which has ownership in common with the General Partners, acts as the project management agent.  Marken receives a base management fee calculated at 6% of gross revenues from the Property.  Also, personnel working at the project site are employees of Marken and therefore the Project reimbursed Marken for the actual slalaries and related benefits as reflected in the accompanying financial statements.  Expenses paid to Marken consisted of the following for the years ended December 31, 2003 and 2002:

	2003	2002
Management Fees	$67,071	$64,010
Salaries and related benefits	90,536	90,976
Salaries and related benefits-grants	—	—
Data processing fees	7,200	7,200
Office and administrative fees	—	2,357

The Partnership purchases capital equipemnet and various operating and maintenance supplies and services as well as its fuel oil and heating service contract from companies affiliated through common ownership with the General Partners.  Expenses paid to affiliates consisted of the following at December 31, 2003 and 2002:

	2003	2002
Supplies	$40,512	$12,281
Maintenance and repairs	17,366	13,133
Fuel	110,950	88,923

Amounts payable to afiliates for the above expenses totaled $4,647 at December 31, 2003.  No amounts were payable to affiliates at December 31, 2002.

The partnership shares a site office with other affiliated real estate partnerships.  The Partnership has allocated its share of costs incurred to maintain this office.  Certain of these costs are reimbursed to the affiliate and amounted to $8,310 and $8,768 in 2003 and 2002, respectively.

Property and liability insurance is financed through the project management agent (Marken).  The Partnership reimburses Marken for its allocated cost.  Amounts payable to Marken at December 31, 2003 totaled $29,617.  No amounts were payable at December 31, 2002.

Pursuant to the Partnership Agreement, as last amended, a reporting fee is payable to an affiliate of the Investment Limited Partner for its services in assisting with the preparation of tax returns and other reports to the partners as required by the Partners Agreement. The fee is in an annual amount of $5,500 and is payable from available cash flow from operations.  Any unpaid fees shall accrue and be payable on a cumulative basis in the first year in which there is sufficient cash flow from operations or from the proceeds of a capital transaction. A reporting fee in the amount of $5,500 was expensed in the years ended December 31, 2003 and 2002.  No fees were paid in 2003 or 2002.  The Partnership’s cumulative liability to the affiliate for these fees at December 31, 2003 and 2002 amounted to $77,000 and $71,500, respectively.

Pursuant to the Partnership Agreement, as last amended, the General Partners are entitled to receive a sales preparation fee in the amount of 3 % of the gross sales price upon any sale of the Property.

8. GRANTS:

The Partnership was awarded a grant under the New Approach Anti-Drug Grant Program (formerly known as the Safe Neighborhood Grant Program) from HUD.  The grant was awarded to the Partnership in June, 1999 in the amount of $129,960.  The term of the grant is twenty-four months beginning June 1, 1999.  The Partnership received proceeds under this grant of $49,649 during 2002.  The grant period expired in 2001 and the funds were fully disbursed in 2002.

Expenditures of funds under these grant programs are based upon budgets approved by the HUD.  Expenditures must be made in compliance with the grant agreements and for the specific purposes of the grant awards.  Grant proceeds are received by the Partnership based upon expenditures incurred (cost reimbursement method).

Grant expenditures in excess of grant proceeds, if any, are reflected as a receivable in the accompanying balance sheets since these amounts are expected to be reimbursed to the Partnership under the terms of the grant agreements.  Grant proceeds in excess of expenditures, if any, are reflected as unexpended grant reimbursements in the accompanying balance sheets and may occur on occasion as a result of the timing of payments of grant payables.

9. CONTINGENCIES:

Low-income housing tax credits:

The Partnership is required to maintain compliance with the Low-Income Housing Tax Credit Program as a condition to receiving low-income housing tax credits. Failure to comply with the requirements of the Low-income Housing Tax Credit Program or to correct noncompliance within a specified time period can result in a recapture of a portion of the tax credits previously taken.

Litigation:

The Partnership is involved in a dispute with the City of Holyoke, Massachusetts related to water meter readings and sewer use charges at the Property’s 304 Chestnut Street location.  In March 1994, the Holyoke Water Department determined that its meter reader had been incorrectly reading the water meter at this location since December 1989.  As a result, the City alleged that the Partnership had only been billed for a small portion of the total water consumption and sewer use charges at this location for the period from December, 1989 to March, 1994.  The Partnership has contested the City’s actions in this matter. As a consequence, on June 6, 1995, the City placed a lien on portions of the Property for the unpaid water bill, sewer charges and accumulated interest thereon totaling $94,503.  As of December 31, 2002, the lein totaled $226,898 (including additional interest and penalties).  While the exact amount of the settlement was unknown at December 31, 2002, management believed, based in part upon the opinion of legal counsel, that a settlement would be reached.  A liability in the amount of $42,785 was accrued in the accompanying financial statements for as of December 31, 2002 was included with the accrued expenses-other.  During 2003, management and the City of Holyoke, settled the issue for $50,000.

10.  CONCENTRATIONS:

Subsidized multi-family real estate

The Partnership’s operations are concentrated in the multifamily real estate market.  In addition, the Partnership operates in a heavily regulated environment.  The operations of the Partnership are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies, including, but not limited to, HUD.  Such administrative directives, rules and regulations are subject to change by an act of Congress, or an administrative change mandated by HUD.  Such changes may occur with little notice or inadequate funding to pay for the related costs, including the additional administrative burden, to comply with a change.  The Project may not increase rents charged to tenants without approval.

Cash, restricted deposits and funded reserves

The partnership maintains certain operating, security deposit, replacement reserve and grant related cash balances in one financial institution located in Massachusetts.  The balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000.  Balances in excess of $100,000, if any, at December 31, 2003 and 2002 were insured by the Co-Operative Central Bank Share Insurance Fund, a fund owned exclusively by the Massachusetts cooperative bank industry.

The partnership has not experienced any losses on its accounts, and monitors the credit worthiness of the financial institutions with which it conducts business.  Management believes that the Partnership is not exposed to any significant credit risk with respect to its cash balances.

11.  RECONCILIATION TO TAXABLE LOSS:

Reconciliation’s of financial statement net loss to taxable loss of the Partnership for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Net loss per financial statement	$(56,988)	$(54,843)

Adjustments:
Excess of tax depreciation over book depreciation	(61,830)	(74,110)
Increase (decrease) in allowance for doubtful accounts	(11,356)	17,091
Rents collected in advance	(5,761)	4,801
IRC 1017 adjustment	2,110	2,110

Taxable loss per tax return	$(133,825)	$(104,951)

SUPPLEMENTAL INFORMATION

RIVERPLACE APARTMENTS LIMITED PARTNERSHIP

SCHEDULES OF ADMINISTRATIVE, UTILITIES, OPERATING AND MAINTENANCE,

TAXES, INSURANCE AND INTEREST EXPENSES

YEARS ENDED DECEMBER 31, 2003 AND 2002

SEE INDEPENDENT AUDITOR’S REPORT

	2003	2002
Administrative expenses:
Advertising and promotion	541	—
Office salaries	21,636	23,547
Employee benefits	12,638	9,895
Legal	281	5,010
Auditing	8,200	8,200
Telephone	4,620	1,316
Office expense	8,595	4,772
Data processing fees/ bank charges	9,401	7,596
Licenses and Permits	31	50
Miscellaneous	12,782	12,061

Total administrative expenses	$78,725	$72,447

Utilities:
Fuel oil	110,950	88,923
Electricity	17,174	14,377
Water and Sewer	78,100	76,488
Gas	17,771	16,423

Total utilities	$223,995	$196,211

Operating and maintenance expenses:
Maintenance salaries	$30,115	$26,445
Cleaning salaries	17,182	16,133
Trash removal	12,182	11,587
Exterminating	6,460	8,675
Cleaning supplies	1,630	564
Snow removal	904	868
HVAC Repairs and Maintenance	17,422	12,820
Repairs material	33,537	20,553
Decorating Supplies and Contract	8,965	5,362

Total operating and maintenance expenses	128,397	$103,007

	2003	2002
Taxes
Real estate taxes	$16,847	$16,862
Payroll taxes	7,106	5,958
Total taxes	$23,953	$22,820

Insurance expense
Property and liability	$64,165	$81,217
Workers’ compensation	1,857	1,799
Total insurance expenses	66,022	$83,016

Interest expense
Interest on mortgage	$374,030	$383,210
Other interest	7,461	315
Total interest expense	$381,491	$383,525